Exhibit 4.1

FIRST AMENDMENT TO RIGHT AGREEMENT

This First Amendment to Right Agreement (this “Amendment”) is made as of March 29, 2019 between Modern Media Acquisition Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Rights Agent”). Unless otherwise indicated, capitalized terms used but not otherwise defined herein have the meanings given to them in the Right Agreement.

WHEREAS, the Company and the Rights Agent entered into a Right Agreement, dated as of May 17, 2017 (the “Right Agreement”);

WHEREAS, the Right Agreement envisioned that the structure of the Company’s initial Business Combination (as used in this Amendment, such term has the meaning set forth in the Company’s Second Amended and Restated Certificate of Incorporation) would be such that the Common Stock of the Company would remain outstanding upon the consummation of such transaction; however, Section 3.3.4 of the Right Agreement provides that, upon the occurrence of an initial Business Combination in which the Company does not continue as the publicly held reporting entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of shares of Common Stock will receive in such transaction, for the number of shares such holder is entitled under the terms of the Right Agreement;

WHEREAS, the Company has entered into a Business Transaction Agreement (the “BTA”), dated as of January 24, 2019, by and among the Company, Akazoo Limited, a private company limited by shares incorporated under the Laws of Scotland (“Akazoo”), Apostolos N. Zervos, acting in accordance with article 100-17 of the Luxembourg company act of 10 August 1915, as amended (the “Luxembourg Company Act”), on behalf and in the name of Unlimited Music S.A., a company in the process of incorporation as a Luxembourg public limited company (société anonyme) (“LuxCo”), and Modern Media LLC, a Georgia limited liability company, acting in accordance with article 100-17 of the Luxembourg Company Act, on behalf and in the name of Modern Media Acquisition Corp. S.A., a company in the process of incorporation as a Luxembourg public limited company (société anonyme) (“PubCo”);

WHEREAS, pursuant to the BTA, the Company’s initial Business Combination will be a combination with Akazoo, which is based in Europe and does business in various countries around the world, although not in the United States; and to achieve a number of business objectives related to the operation of Akazoo after such transaction, the BTA provides that the Company will effectively be reincorporated in Luxembourg by merging with and into PubCo (the “Reincorporation Merger”), whereby the shares of Common Stock will be converted into shares of PubCo, and, conditioned only upon completion of the Reincorporation Merger, PubCo will then acquire Akazoo by merging with LuxCo, which will be the parent company of Akazoo at such time, with PubCo surviving such merger (all of the foregoing referred to herein as the “Akazoo Business Combination”);

WHEREAS, to accommodate the structure contemplated by the BTA and to comply with the BTA and Section 3.3.4 of the Right Agreement, this Amendment provides that the Rights will be automatically converted into shares of Common Stock on the date of the Reincorporation Merger prior to the effective time of the Reincorporation Merger so as to, in addition to providing the other benefits of ownership of Common Stock, accommodate the conversion of such shares of Common Stock into shares of PubCo pursuant to the Reincorporation Merger;

WHEREAS, pursuant to the foregoing and at the time indicated above, each holder of Rights will become an owner of validly-issued and outstanding shares of Common Stock, and will therefore be a “Modern Media Stockholder” (as defined in the BTA) in respect of shares of Common Stock previously comprising the Rights so converted; and

WHEREAS, the Company and the Rights Agent have determined that the amendments set forth herein will not adversely affect the interests of the registered holders of Rights and are wholly consistent with the objectives of the Right Agreement;

NOW THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto agree as follows:

1. Section 3.2 of the Right Agreement is hereby deleted in its entirety and replaced with the following:

3.2 Exchange Event. The “Exchange Event” shall occur on the day the merger of the Company with and into Modern Media Acquisition Corp. S.A. (the “Reincorporation Merger”) occurs at the time indicated by the Company in a written notice it provides to the Rights Agent, stating that the Rights shall be converted as set forth in Section 3.3.1 as of such time, which time will in any case be prior to the effective time of the Reincorporation Merger.

2. Section 3.3.1 of the Right Agreement is hereby deleted in its entirety and replaced with the following:

3.3.1 Procedures. Upon the occurrence of the Exchange Event, and as of such time, the Rights of each holder without the necessity of any action on the part of such holder will be automatically converted into the number of shares of Common Stock equal to the product of (a) 0.1, multiplied by (b) the number of Rights held by such holder, rounded up to the nearest whole number, and at such time, such shares of Common Stock will be validly issued and outstanding.

3. Section 3.3.3 of the Right Agreement is hereby deleted in its entirety and replaced with the following:

3.3.3 Date and Time of Issuance. Each person in whose name any certificate for shares of Common Stock is issued shall become, on the date and at the time of the Exchange Event, the holder of record of shares of Common Stock into which the Rights of such person were converted upon the Exchange Event, irrespective of the date of delivery of such certificate.

4. This Amendment will not constitute a waiver, amendment or modification of any other provision of the Right Agreement not expressly referred to herein. Except as specifically modified and amended hereby, the Right Agreement will remain unchanged and in full force and effect.

5. The validity, interpretation, and performance of this Amendment and of the Rights shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

6. This Amendment may be executed in any number of original or electronic counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first written above.

MODERN MEDIA ACQUISITION CORP.

By:	/s/ Lewis W. Dickey, Jr.

Name:	Lewis W. Dickey, Jr.

Title:	President and Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Isaac J. Kagan

Name:	Isaac J. Kagan

Title:	Vice President

[Signature Page to First Amendment to Right Agreement]